Exhibit 99.396

Nextech AR Sees Strong 3D Model Demand From Large Manufacturers Showcasing Its CAD To Poly

3D/AR Technology

Signs Multiple Deals for its CAD-Poly Solutions

VANCOUVER, B.C., Canada – January 6, 2022 - Nextech AR Solutions Corp. (“Nextech'' or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce the signing of multiple CAD to POLY deals across a variety of industries including Brunswick Corporation (NYSE: BC), Jacuzzi Brands LLC, Ford Motor Company (NYSE: F). With this announcement the Company is validating it’s proprietary CAD-Poly 3D modeling technology called ARitize CAD. The Company believes that it’s CAD- Poly technology is a game changer for the manufacturing industry, as they now have a viable solution to convert large CAD files into lightweight 3D models at affordable prices and at scale.

ARitize CAD is Nextech’s patent pending technology, enabling the conversion of CAD files into 3D AR models at scale at a price and quality that it believes is best in class. CAD is a function of product engineering. Industrial designers, working for product manufacturers, use CAD software like AutoCAD, and SolidWorks to design many of the products in the modern world. Now, using ARitize CAD, those files can be converted to 3D/AR models with the creation of photo realistic, fully textured 3D models from raw CAD models and reference images. This technology creates optimized 3D meshes that are suitable for 3D and AR applications. To learn more, please read: Turning 3D CAD Designs into CGI Ready 3D Models Automatically.

The use of CAD files is ubiquitous across manufacturing verticals including; automotive, aerospace, industrial machinery, civil and construction, electrical & electronics, pharmaceutical, healthcare, consumer goods and others. According to BIS Research, the CAD market, quantified by the amount spent on the creation of CAD files, is $11 billion dollars by 2023.

With the mass adoption of 3D models underway, Nextech is seeing a variety of companies from different industries that are implementing its ARitize CAD technology to create a large number of 3D/AR models at scale. This is evidenced through Nextech’s recent customer wins. These companies are highlighting their products in a new way, using technology to increase engagement in the emerging metaverse, and ultimately drive more sales.

ARitize CAD was only recently launched and has already signed notable customers including; Collingwood Lighting Ltd a lighting manufacturer, Brunswick Corporation (NYSE: BC), the largest recreational boating manufacturer in the world, Jacuzzi Brands LLC, through its subsidiaries, is a global manufacturer and distributor of branded baths, hot tubs, pools, saunas and Ford Motor Company (NYSE: F) an American multinational automobile manufacturer - The two FORD models that have been created are the 2021 Ford Mustang Mache-E, and the 2021 Ford Escape SE Plug-in Hybrid.

See Video https://youtu.be/YhaRFARsuLw

Nextech AR CEO, Evan Gappelberg commented, “We are seeing very strong demand for 3D models across many industries, and I believe that the worldwide mass adoption of 3D models has only just begun. Our company is uniquely positioned to capitalize on the growing demand for everything 3D with ARitize 3D for retailers and ecommerce websites as well as ARitize CAD for manufacturers. Our 3D model making technology is the lowest cost, highest quality, most scalable solution and I believe is a true disrupter in the emerging multi-billion dollar 3D model market. He continues “ 2022 has only just begun and we are already seeing a growing momentum and increased demand across industries for everything 3D, setting the stage for Nextech to have a record breaking number of 3D models in the market for 2022!”

Nextech's Chief Technology Officer, Nima Sarshar commented on the announcement “Most modern products that have ever been built have been manufactured from reference CAD models. Think of it, that’s billions of products worldwide, and Nextech has invented an easy way to turn them into 3D models. Instead of using 2D images to create 3D models, we now have the ability to go straight to the source, where the products are actually designed by engineers (CAD files) and render these into perfect 3D models, at scale. Our new CAD to POLY solution is backed by technology that will prove to be the holy grail of scaling 3D content.”

The Company has filed a provisional patent covering the conversion of CAD files into 3D models. CAD to 3D model conversion capability implies drastically improved scalability associated with Nextech's 3D models for ecommerce, with the creation of photo realistic, fully textured 3D models from raw CAD models and reference images.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
Evan Gappelberg
CEO and Director
info@nextechar.com
866-274-8493

For further information, please contact:

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Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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